Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-182403

June 18, 2013

WEYERHAEUSER COMPANY

Pricing Term Sheet

Concurrent Offerings of

29,000,000 Common Shares

(the “Common Shares Offering”)

and

12,000,000 6.375% Mandatory Convertible Preference Shares, Series A

(the “Mandatory Convertible Preference Shares Offering”)

This pricing term sheet relates only to the Common Shares Offering and the Mandatory Convertible Preference Shares Offering and should be read together with (i) the preliminary prospectus supplement dated June 17, 2013 relating to the Common Shares Offering (the “Common Shares Preliminary Prospectus Supplement”), the accompanying prospectus dated June 28, 2012 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Shares Offering) and (ii) the preliminary prospectus supplement dated June 17, 2013 relating to the Mandatory Convertible Preference Shares Offering (the “Mandatory Convertible Preference Shares Preliminary Prospectus Supplement”), the accompanying prospectus dated June 28, 2012 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preference Shares Offering). Neither the Common Shares Offering nor the Mandatory Convertible Preference Shares Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Shares Preliminary Prospectus Supplement or the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars and, unless otherwise expressly stated or the context otherwise requires, the terms “Weyerhaeuser,” the “Company,” “us,” “we” and “our” mean Weyerhaeuser Company excluding its subsidiaries.

Issuer:	Weyerhaeuser Company

Trade Date:	June 19, 2013

Expected Settlement Date:	June 24, 2013

Common Shares Offering

Title of Securities:	Common shares, par value $1.25 per share (“Common Shares”), of the Company

Symbol / Exchange	WY / NYSE

Common Shares Offered:	29,000,000 Common Shares

Underwriters’ Option to Purchase Additional Common Shares	Up to an additional 4,350,000 Common Shares that the underwriters for the Common Shares Offering have the option to purchase

Last Reported Sale Price of	$28.24 per Common Share
Common Shares on the NYSE on
June 18, 2013

Public Offering Price:	$27.75 per Common Share

Net Proceeds:	Approximately $779.6 million (or approximately $896.7 million if the underwriters’ option to purchase additional Common Shares is exercised in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

CUSIP / ISIN:	962166104 / US9621661043

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Citigroup Global Markets Inc.

Senior Co-Managers:	Allen & Company LLC J.P. Morgan Securities LLC

Junior Co-Managers:	Goldman, Sachs & Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA) Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

Mandatory Convertible Preference Shares Offering

Title of Securities:	6.375% Mandatory Convertible Preference Shares, Series A, par value $1.00 per share, of the Company (the “Mandatory Convertible Preference Shares”)

Mandatory Convertible Preference Shares Offered:	12,000,000 Mandatory Convertible Preference Shares

Underwriters’ Option to Purchase Additional Mandatory Convertible Preference Shares	Up to an additional 1,800,000 Mandatory Convertible Preference Shares that the underwriters for the Mandatory Convertible Preference Shares Offering have the option to purchase

Public Offering Price:	$50.00 per Mandatory Convertible Preference Share

Net Proceeds:	Approximately $581 million (or approximately $668.3 million if the underwriters’ option to purchase additional Mandatory Convertible Preference Shares is exercised in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

Liquidation Preference:	$50.00 per Mandatory Convertible Preference Share plus accrued and unpaid dividends

Dividends:	6.375% of the liquidation preference of $50.00 per Mandatory Convertible Preference Share per year (equivalent to $3.1875 per annum per Mandatory Convertible Preference Share), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of the Company’s Common Shares or any combination of cash and Common Shares, as determined by the Company in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $0.8588 per Mandatory Convertible Preference Share and will therefore be more than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $0.7969 per Mandatory Convertible Preference Share.

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in Common Shares, such shares shall be valued for such purpose at the average VWAP (as defined in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement) per Common Share over the five consecutive trading day period ending on the second trading day immediately preceding the applicable dividend payment date (the “average price”), multiplied by 97%. Notwithstanding the foregoing, in no event will the number of Common Shares delivered in connection with any declared dividend exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of the declared dividend exceeds the product of the number of Common Shares delivered in connection with such declared dividend and the average price, the Company will, if it is legally able to do so, pay such excess amount in cash.

Floor Price:	$9.7125, subject to adjustment as described in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement.

Dividend Record Dates:	The December 15, March 15, June 15 and September 15 immediately preceding the next dividend payment date.

Dividend Payment Dates:	January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2013 and to, and including, the mandatory conversion date.

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preference Shares and will end on and exclude the October 1, 2013 dividend payment date.

Acquisition Termination Redemption:

Within ten business days following the earlier of (a) the date on which an Acquisition

Termination Event occurs and (b) 5:00 p.m. (New York City time) on December 20, 2013, if the Acquisition has not closed on or prior to such time on such date, the Company at its option may mail a notice of Acquisition Termination Redemption to the holders of the Mandatory Convertible Preference Shares. If the Company mails a notice of Acquisition Termination Redemption, on the Acquisition Termination Redemption date specified in such notice, the Company will be required to redeem the Mandatory Convertible Preference Shares, in whole but not in part, for the Acquisition Termination Make-whole Amount described in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement. The Acquisition Redemption Make-Whole Amount will be payable in cash, or in certain instances at the Company’s election, in cash or Common Shares or a combination of cash or Common Shares. See “Description of Mandatory Convertible Preference Shares—Acquisition Termination Redemption” in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement, as supplemented by the information set forth below under “Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount” and “Fundamental Change Conversion Rate”.

Other than pursuant to an Acquisition Termination Redemption, the Mandatory Convertible Preference Shares will not be redeemable by the Company.

Initial Price:	$27.75, which equals the price at which the Company offered its Common Shares to the public in the Common Shares Offering.

Threshold Appreciation Price:	$33.30, which represents an appreciation of 20% over the initial price.

Mandatory Conversion Date:	July 1, 2016 (the “mandatory conversion date”)

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each Mandatory Convertible Preference Share will be not more than 1.8018 Common Shares (the “maximum conversion rate”) and not less than 1.5015 Common Shares (the “minimum conversion rate”), depending on the applicable market value (as defined in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement) of the Common Shares, as described below and subject to certain anti-dilution and other adjustments that are described in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement.

The following table illustrates the conversion rate per Mandatory Convertible Preference Share, subject to certain anti-dilution and other adjustments that are described in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement.

Applicable Market Value of the Common Shares	Conversion rate (number of Common Shares to be received upon mandatory conversion of each Mandatory Convertible Preference Share)
Greater than $33.30	1.5015 Common Shares
Equal to or less than $33.30 but greater than or equal to $27.75	Between 1.5015 and 1.8018 Common Shares, determined by dividing $50.00 by the applicable market value
Less than $27.75	1.8018 Common Shares

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date, holders may elect to convert their Mandatory Convertible Preference Shares in whole or in part (but in no event less than one Mandatory Convertible Preference Share) at the minimum conversion rate of 1.5015 Common Shares per Mandatory Convertible Preference Share. This minimum conversion rate is subject to certain anti-dilution adjustments.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If the Company is the subject of specified fundamental changes (as defined in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement) on or prior to the mandatory conversion date, holders of the Mandatory Convertible Preference Shares will have the right to convert their Mandatory Convertible Preference Shares, in whole or in part, into Common Shares at the “fundamental change conversion rate” during the period beginning on the effective date of such fundamental change and ending on the date that is 20 calendar days after the effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date of the transaction and the price paid per Common Share of the Company in such transaction (see table below). Holders who convert Mandatory Convertible Preference Shares within that time frame will also receive: (1) a fundamental change dividend make-whole amount equal to the present value (calculated using a discount rate of 6.375% per annum) of all dividend payments on such shares (excluding any accumulated and unpaid dividends for any dividend period prior to the effective date of the fundamental change, including for the dividend period, if any, from the dividend payment date immediately preceding the effective date to but excluding the effective date (collectively, the “accumulated dividend amount”)) for all the remaining full dividend periods and for the partial dividend period from and including the effective date to but excluding the next dividend payment date (the “fundamental change dividend make-whole amount”); and (2) to the extent that there is any accumulated dividend amount, the accumulated dividend amount, in the case of clauses (1) and (2), subject to the Company’s right to deliver Common Shares in lieu of all or part of such amounts as described in the Mandatory Convertible Preference Shares Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:	The fundamental change conversion rate will be determined by reference to the table below and is based on the effective date of the transaction and the price (the “share price”) paid (or deemed paid) per Common Share in such transaction. If the holders of the Common Shares receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise the share price shall be the average VWAP per Common Share over the 10 consecutive trading day period ending on, and including, the trading day preceding the effective date.

	Common Share price on effective date
Effective date	$10.00	15.00	$18.00	$22.00	$25.00	$27.75	$29.00	$31.00	$33.30	$35.00	$40.00	$45.00	$50.00	$75.00	$100.00
June 24, 2013	1.3550	1.4841	1.5081	1.5095	1.5000	1.4888	1.4923	1.4921	1.4830	1.4773	1.4649	1.4582	1.4552	1.4614	1.4705
July 1, 2014	1.4917	1.5839	1.5979	1.5867	1.5664	1.5452	1.5444	1.5377	1.5222	1.5124	1.4913	1.4794	1.4737	1.4750	1.4812
July 1, 2015	1.6400	1.6917	1.7003	1.6825	1.6501	1.6137	1.6055	1.5877	1.5612	1.5448	1.5120	1.4963	1.4902	1.4904	1.4932
July 1, 2016	1.8018	1.8018	1.8018	1.8018	1.8018	1.8018	1.7241	1.6129	1.5015	1.5015	1.5015	1.5015	1.5015	1.5015	1.5015

The exact Common Share prices and effective dates may not be set forth in the table above, in which case:

•

if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•

if the share price is in excess of $100.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•

if the share price is less than $10.00 per share (subject to adjustment in the same manner as the share prices set forth in the column headings of the table above), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Listing:	The Company has applied to list the Mandatory Convertible Preference Shares on The New York Stock Exchange under the symbol “WYPRA”.

CUSIP / ISIN:	962166872 / US9621668725

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Citigroup Global Markets Inc.

Senior Co-Managers:	Allen & Company LLC
J.P. Morgan Securities LLC

Junior Co-Managers:	Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Mitsubishi UFJ Securities (USA) Inc.
PNC Capital Markets LLC
Wells Fargo Securities, LLC

Change in Offering Sizes

The number of Common Shares and Mandatory Convertible Preference Shares being sold in the Common Shares Offering and the Mandatory Convertible Preference Shares Offering (collectively, the “Offerings” and, individually, an “Offering”) have been increased from the amounts set forth in the Common Shares Preliminary Prospectus Supplement and Mandatory Convertible Preference Shares Preliminary Prospectus Supplement (collectively, the “Preliminary Prospectus Supplements” and, individually, a “Preliminary Prospectus Supplement”), respectively. To the extent that the net proceeds from the Offerings are not applied to finance the Acquisition, to repay Longview Existing Debt or to pay related fees and expenses, we will use the excess net proceeds for general corporate purposes, which may include strategic investments and acquisitions. As a result of the increase in the size of each of the Offerings, we anticipate the amount of the Debt Financing will be $1.1 billion.

The condensed consolidated pro forma financial information in the Preliminary Prospectus Supplements reflect an offering of 10,000,000 Mandatory Convertible Preference Shares with an assumed dividend rate of 6.625% per annum, which would have resulted in pro forma dividends (calculated in the manner, and on the assumptions, set forth in the Preliminary Prospectus Supplements under “Unaudited Pro Forma Condensed Combined Financial Information”) on the Mandatory Convertible Preference Shares of $8 million for the three months ended March 31, 2013 and $33 million for the year ended December 31, 2012. Based on the actual offering size and dividend rate, pro forma dividends (calculated as described above) on the Mandatory Convertible Preference Shares would have been $9.5 million for the three months ended March 31, 2013 and $38 million for the year ended December 31, 2012.

Likewise, on a pro forma basis in accordance with the assumptions set forth under “Unaudited Pro Forma Condensed Combined Financial Information” in the Preliminary Prospectus Supplements (other than with respect to the information about the Offerings and the Debt Financing as updated above), the combined company’s (as defined in the applicable Prospectus Supplements) (1) earnings per share attributable to Weyerhaeuser shareholders would have been $0.27 per common share (basic and diluted) for the three months ended March 31, 2013 and $0.65 per common share (basic) and $0.64 per common share (diluted) for the fiscal year 2012, and (2) ratios of earnings to combined fixed charges and preference share dividends would have been 2.75 and 1.85 for the three months ended March 31, 2013 and fiscal year 2012 and the ratios of earnings of fixed charges and preference share dividends of the combined company with its Weyerhaeuser Real Estate Company and other related subsidiaries accounted for on the equity method, but excluding the undistributed earnings of those subsidiaries, would have been 2.72 and 1.61 for the three months ended March 31, 2013 and fiscal year 2012, respectively. See “Ratios of Earnings to Fixed Charges” in the applicable Prospectus Supplement for information on how the foregoing ratios are calculated.

*    *     *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC by telephone (toll free) at 1-866-718-1649, or by contacting Deutsche Bank Securities Inc. by telephone (toll free) at 1-800-503-4611, or by contacting Citigroup Global Markets Inc. by telephone (toll free) at 1-800-831-9146.